UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Registration numbers: 33-9495, 33-56218, 33-59125 and 333-55790

A. Full title of the plan:

THE GILLETTE COMPANY
EMPLOYEES' SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Employees' Savings Plan

The following audited financial statements are enclosed with this report:

  Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and December 31, 1999.
  Statement of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 2000.

Exhibits

23.2 Independent Auditors´ Consent

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                The Gillette Company

                Employees' Savings Plan

                By: /s/ CHARLES W. CRAMB, JR.
                Charles W. Cramb, Jr.

June 27, 2001

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Financial Statements

December 31, 2000 and 1999

(With Independent Auditors´ Report Thereon)

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Table of Contents

                                                                                                            Page

Independent Auditors´ Report                                                                                  1

Statements of Net Assets Available for Plan Benefits                                                          2

Statements of Changes in Net Assets Available for Plan Benefits                                               3

Notes to Financial Statements                                                                              4 - 17

Note:  Supplemental  schedules  required by the Employee  Retirement Income Security Act of 1974, as amended  (“ERISA”),  have not been included due to their  inclusion in master  trust  information  filed with the  Department  of Labor for The Gillette  Company
         Master Savings Plan Trust.

Independent Auditors´ Report

The Savings Plan Committee
The Gillette Company Employees´ Savings Plan:

We have audited the statements of net assets available for plan benefits of The Gillette Company Employees´ Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees´ Savings Plan at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Boston, Massachusetts

June 25, 2001

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

                                                                                   2000                   1999
                                                                             --------------------    ------------------

Assets:
    Investment in the Savings Plan Trust                                  $      2,037,701,145         2,306,247,973
                                                                             --------------------    ------------------

Net assets available for plan benefits                                    $      2,037,701,145         2,306,247,973
                                                                             ====================    ==================

See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2000 and 1999

                                                                                   2000                    1999
                                                                            --------------------    --------------------

Additions to net assets attributed to:
    Net investment income (loss) from the Savings Plan Trust             $        (145,878,698)            20,937,242

    Contributions:
       Employee contributions                                                      64,475,730              67,265,001
       Employer contributions                                                      25,192,250              25,597,107
       Transfer of assets from Duracell Inc. Thrift Plan                                  ---                  54,496
       Rollover contributions from Duracell Inc. Cash Balance
          Plan                                                                            ---              84,824,211
                                                                            --------------------    --------------------

                   Total additions                                                 (56,210,718)           198,678,057
                                                                            --------------------    --------------------

Deductions from net assets attributed to:
    Benefit payments                                                              (211,951,151)           (223,506,200)
    Forfeitures                                                                       (384,959)               (500,595)
                                                                            --------------------    --------------------

                   Total deductions                                               (212,336,110)           (224,006,795)
                                                                            --------------------    --------------------

                   Net decrease in assets                                         (268,546,828)            (25,328,738)

Net assets available for plan benefits:
    Beginning of year                                                             2,306,247,973           2,331,576,711
                                                                            --------------------    --------------------

    End of year                                                          $        2,037,701,145           2,306,247,973
                                                                            ====================    ====================

See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Notes to Financial Statements

December 31, 2000 and 1999

(1)    Description of the Plan

       The Gillette Company  Employees´  Savings Plan (the “Plan”) is sponsored by The Gillette Company (the “Company”).  The following provides only general  information  and  participants  should refer to the Plan document for a more complete  description of the
       Plan´s provisions.

       (a)    General

              The Plan is a defined  contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974
              (“ERISA”).  Regular  employees of the Company and its  participating  subsidiaries are eligible to join the Plan on their date of hire.

       (b)    Participant Contributions

              Eligible employees may voluntarily  contribute from 2% to 10% of their compensation as matched savings, and from 1% to 5%
              of their compensation as unmatched savings.  All contributions must be in even 1% increments.

              All matched  savings  contributed by an employee are divided  equally  between tax deferred and taxed savings.  Unmatched savings may be designated  by an employee to be either tax deferred or taxed,  but not both.  Tax deferred  contributions made by an employee in any plan year may not exceed the annual  limit set by law,  which was $10,500 for 2000 and $10,000 for 1999.

       (c)    Employer Contributions

              For all employee  contributions  designated as matched savings, the Company will contribute $.50 for every $1 contributed by the employee.  All matching contributions provided by the Company are invested in the Gillette Company Stock Fund.

       (d)    Vesting

              Participants  are  immediately  vested in their own employee  contributions  plus the actual earnings  thereon.  Matching contributions from the Company vest after the participant has completed the earliest of five years of service,  two years from date of entry  into the  Plan,  or the  attainment  of age 65.  Participants  are also  100%  vested in the  Company contributions credited to their accounts upon death,  retirement,  total and permanent disability,  or layoff for lack of work when it is not probable that the participant will be recalled to work within one year of the layoff.

       (e)    Participants´ Accounts

              A separate  account is  established  for each  participant  at the time of  enrollment  in the Plan.  The balance in each account is invested, in accordance with the directions given by the participant,  in one or more of the Plan´s investment fund offerings (“Funds”).  A participant may direct employee contributions in any of the following Funds:

              Gillette Company Stock Fund
              Invests primarily in shares of The Gillette Company common stock.

              Fixed Income Fund
              Seeks  to  preserve  principal  as well as  generate  interest  income  through  investment  in high  quality  short  and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

              Fidelity Retirement Government Money Market Portfolio
              Seeks to keep invested  principal stable while  generating  current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

              Fidelity Magellan Fund
              Seeks  long-term  capital  appreciation  by investing  primarily in common  stocks and other  securities  of all types of domestic and international companies in all industries.

              Fidelity U.S. Equity Index Portfolio
              Seeks to provide  investment  results that  correspond  to a recognized  index of stock market  performance,  and invests primarily in the common stocks of the companies that make up the designated stock index.

              Fidelity Growth Company Fund
              Seeks  long-term  capital  appreciation  by investing  primarily in  securities  of domestic and foreign  growth-oriented companies.

              Fidelity Emerging Markets Fund
              Seeks capital appreciation from emerging markets around the world.

              Fidelity Diversified International Fund
              Seeks capital growth by investing  primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

              Fidelity Growth & Income Fund
              Seeks high total return through a combination of current income and capital  appreciation.  Invests primarily in U.S. and foreign stocks.

              INVESCO Total Return Fund
              Seeks to provide  high total return  through  capital  growth and current  income by investing in stocks and in fixed and variable income securities.

              Fidelity U.S. Bond Index Fund
              Invests in investment grade (medium to high quality) or above securities with maturities of at least one year.

              Each of the Funds may also hold a portion of its assets in short-term  investments in order to meet  liquidity  needs for transfers, loans, and withdrawals.

       (f)    Participant Loans

              The maximum loan  available to each  participant  is the lesser of (1) $50,000  reduced by the highest  outstanding  loan balance due from the  participant  during the preceding  twelve months,  or (2) 50% of the  participant´s  vested account balance,  reduced by the current outstanding loan balance due from the participant.  The minimum loan amount available to participants  is $500.  Each loan shall bear interest at a rate  determined by the Savings Plan  Committee.  Repayment of the loan must be made over a period not to exceed five years.

       (g)    Plan Earnings

              As of the close of each business day, the Plan trustee is responsible  for  determining  the fair market value of each of the investment  options,  which would include all accrued earnings.  The increase or decrease in the fair market value of each investment fund since the preceding  business day is allocated among the participant  accounts invested in each fund based on the  proportionate  number of shares or units of the fund held by each participant at the close of the preceding business day.

              With respect to the Gillette  Company Stock Fund, the trustee is responsible for determining the  participants´  accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account,  as of the quarterly ex-dividend  date. On the dividend  payment date, the trustee also makes all necessary  adjustments  to each  participant account to reflect any  differences  between the value of such Company stock credited to  participants´  accounts and the actual  purchase  and sales price of such shares,  along with any  interest or other income  earned by the Fund since the preceding dividend payment date.  Such adjustments are included in the dividend credited to participants´ accounts.

       (h)    Benefit Payments

              Upon termination of employment, the participant or surviving spouse or beneficiary,  will receive a lump sum distribution of the  participant´s  vested account  balance,  or if the account balance exceeds $5,000 at such time, they may elect to defer  payment or receive  periodic  installments.  If the  termination  of employment  is due to  retirement,  total and permanent  disability  or  death,  a  participant  (or  surviving  spouse)  may also  elect to have the  proceeds  of the distribution used to purchase an annuity contract for their benefit.

              Early  withdrawals  may also be made in the event of  financial  hardship  and other  circumstances,  based upon  special guidelines detailed in the Plan documents.

       (i)    Forfeitures

              Forfeitures by Plan participants are used to reduce Company contributions.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The preparation of financial statements in conformity with accounting  principles generally accepted in the United States of  America  requires  management  to make  estimates  and  assumptions  that  affect  the  reported  amounts  of assets, liabilities,  and changes therein and disclosure of contingent  assets and liabilities.  Actual results could differ from those estimates.

              The  accompanying  financial  statements are presented on the accrual basis of accounting.  Benefits  payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

       (b)    Investments

              Investments are allocations of the assets of The Gillette  Company Master Savings Plan Trust (“Savings Plan Trust”) based upon the proportionate interest of the Plan in the Savings Plan Trust.

              Investments  of the trust are stated at fair value except for  guaranteed and synthetic  investment  contracts  which are valued at contract value which approximates fair value.  Contract value represents  contributions made under the contract plus  interest at the contract  rate.  The crediting  interest rate is variable for the synthetic  contracts and is reset quarterly  based upon the fair value of the underlying  securities.  The crediting  interest rate is fixed for guaranteed contracts.  The average yield for the year ended  December 31,  2000 and 1999 is 6.22% and 6.11%,  respectively,  and the crediting  interest  rate as of  December 31,  2000 and 1999 is 6.24%  and  5.87%,  respectively,  for  these  investment contracts.  Fair value for shares of Company  stock held in the trust is defined as the  composite  closing  price of the stock on the New York Stock Exchange.  The fair value for all other  investments is determined  daily by the trustee on a per share basis using security prices quoted on national exchanges,  and amortized cost in the case of any short-term and money market securities held.  Participant loans receivable are valued at cost, which approximates fair value.

              Security  transactions received prior to 4:00 pm Eastern time by Fidelity Management Trust Company are recognized on that business day.  Transactions  received after 4:00 pm Eastern time are valued as of the next business day.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

       (c)    Payment of Benefits

              Benefits are recorded when paid.

(3)    Funding Policy

       The Company´s funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)    Plan Termination

       The  Company  expects  the Plan to  continue  indefinitely,  but  reserves  the  right to  amend  or  terminate  the Plan at its discretion.  If the Plan is terminated or if contributions  are completely  discontinued,  each  participant´s  interest in that portion of their account  balance  attributable  to Company  contributions  shall become fully vested.  Upon  termination of the
       Plan,  the Trust may continue in existence at the direction of the Board of Directors of the Company,  subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

                                                                           THE GILLETTE COMPANY
                                                                          EMPLOYEES´ SAVINGS PLAN

                                                                       Notes to Financial Statements

                                                                        December 31, 2000 and 1999

(5)     Changes in Net Assets Available for Plan Benefits by Fund for the Year Ended December 31, 2000

                                                                                                         Fidelity
                                                                                                        Retirement                            Fidelity
                                                                    Gillette                              Government                            U.S.            Fidelity
                                                                    Company              Fixed             Money            Fidelity           Equity            Growth
                                                                     Stock              Income            Market            Magellan           Index            Company
                                                                      Fund               Fund            Portfolio            Fund           Portfolio            Fund
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

Additions to net assets attributed to:
       Net investment income (loss) from the Savings
           Plan Trust                                        $    (118,336,886)         23,110,092         3,644,512        (14,232,982)      (18,609,418)      (15,301,564)

       Contributions:
           Employee contributions                                   23,277,393           4,887,981           752,010         10,094,459         6,918,096         9,174,106
           Employer contributions                                   25,192,250                ----              ----               ----               ----             ----
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

                   Total additions                                  (69,867,243)        27,998,073         4,396,522         (4,138,523)      (11,691,322)       (6,127,458)
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

Deductions from net assets attributed to:
       Benefit payments                                             (74,129,784)       (56,489,421)      (14,719,697)      (15,346,380)      (17,594,323)      (15,547,700)
       Forfeitures                                                     (318,877)           (25,368)              ----          (14,775)          (17,658)           (1,346)
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

                   Total deductions                                 (74,448,661)       (56,514,789)      (14,719,697)      (15,361,155)      (17,611,981)      (15,549,046)
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

Net increase (decrease) prior to interfund transfers               (144,315,904)       (28,516,716)      (10,323,175)      (19,499,678)      (29,303,303)      (21,676,504)

Net interfund transfers in (out):
       Loans issued                                                  (5,896,931)        (1,419,091)       (2,739,310)       (1,711,829)       (1,165,181)       (1,388,945)
       Loans repaid                                                   7,732,360          1,584,882         1,454,143         1,923,022         1,271,555         1,375,509
       Other transfers                                              (20,664,165)        13,486,208        (4,150,216)         (370,252)      (18,045,222)       41,172,544
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

                                                                    (18,828,736)        13,651,999        (5,435,383)         (159,059)      (17,938,848)       41,159,108
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

                   Net increase (decrease)                         (163,144,640)       (14,864,717)      (15,758,558)      (19,658,737)      (47,242,151)       19,482,604

Net assets available for plan benefits:
       Beginning of year                                          1,132,164,958        393,362,829        67,657,103       162,628,266       227,919,596       130,542,670
                                                                -----------------   ----------------  ----------------   ---------------   ---------------   ---------------

       End of year                                           $      969,020,318        378,498,112        51,898,545       142,969,529       180,677,445       150,025,274

                                                                =================   ================  ================   ===============   ===============   ===============

(Continued)

                                                            Fidelity        Fidelity        Fidelity         INVESCO        Fidelity
                                                            Emerging       Diversified      Growth &          Total         U. S. Bond    Participant
                                                             Markets       International     Income          Return           Index          Loan
                                                              Fund            Fund            Fund            Fund            Fund           Fund            Total
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

Additions to net assets attributed to:
     Net investment income (loss) from the Savings
       Plan Trust                                      $    (1,918,555)     (2,694,486)       (813,430)     (2,253,677)     1,527,696           ----      (145,878,698)

     Contributions:
       Employee contributions                                  720,215       1,884,415       3,705,095       2,255,773        806,187           ----        64,475,730
       Employer contributions                                     ----            ----            ----            ----           ----           ----        25,192,250
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

               Total additions                              (1,198,340)       (810,071)      2,891,665           2,096       ,333,883           ----        (56,210,718)
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

Deductions from net assets attributed to:
     Benefit payments                                         (421,575)     (3,816,171)     (4,536,009)     (4,809,902)     (1,776,874)    (2,763,315)     (211,951,151)
     Forfeitures                                                  ----          (3,745)            ----         (3,116)            (74)          ----          (384,959)
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

               Total deductions                               (421,575)     (3,819,916)     (4,536,009)     (4,813,018)     (1,776,948)    (2,763,315)     (212,336,110)
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

Net increase (decrease) prior to interfund transfers        (1,619,915)     (4,629,987)     (1,644,344)     (4,810,922)        556,935     (2,763,315)     (268,546,828)

Net interfund transfers in (out):
     Loans issued                                              (63,271)       (171,414)       (260,212)       (333,501)        (95,079)    15,244,764              ----
     Loans repaid                                              114,214         166,083         437,298         416,872         151,291    (16,627,229)             ----
     Other transfers                                           577,365       2,913,959      (2,305,061)    (10,954,669)     (1,660,491)          ----              ----
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

                                                               628,308       2,908,628      (2,127,975)    (10,871,298)     (1,604,279)    (1,382,465)             ----
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

               Net increase (decrease)                        (991,607)     (1,721,359)     (3,772,319)    (15,682,220)     (1,047,344)    (4,145,780)     (268,546,828)

Net assets available for plan benefits:
     Beginning of year                                       4,562,200      29,806,712      44,095,286      57,911,976      16,897,178     38,699,199     2,306,247,973
                                                          --------------  --------------  --------------  --------------  -------------- -------------- -----------------

     End of year                                       $     3,570,593      28,085,353      40,322,967      42,229,756      15,849,834     34,553,419     2,037,701,145

                                                          ==============  ==============  ==============  ==============  ============== ============== =================

(Continued)

                                                                                                       Fidelity                                                                                                      Retirement                        Fidelity
                                                                     Gillette                          Government                         U.S.           Fidelity
                                                                     Company           Fixed            Money          Fidelity          Equity           Growth
                                                                      Stock            Income           Market         Magellan           Index          Company
                                                                       Fund             Fund          Portfolio          Fund           Portfolio          Fund
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

Additions to net assets attributed to:
     Net investment income (loss) from the Savings
       Plan Trust                                             $     (143,288,096)    24,027,624        3,713,730      29,898,295        40,215,623      51,890,242
     Contributions:
       Employee contributions                                         29,165,918      5,338,907          762,188       9,613,038         7,596,776       5,747,037
       Employer contributions                                         25,597,107           ----             ----            ----              ----            ----
       Transfer of assets from Duracell Inc. Thrift Plan                    ----           ----           54,496            ----              ----            ----
       Rollover  contributions  from  Duracell Inc. Cash Balance            ----           ----       84,824,211            ----              ----            ----
       Plan
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

                Total additions                                      (88,525,071)    29,366,531       89,354,625      39,511,333        47,812,399       57,637,279
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

Deductions from net assets attributed to:
     Benefit payments                                               (107,605,274)    (61,357,580)     (10,289,259)     (7,341,001)      (15,154,669)     (5,318,605)
     Forfeitures                                                        (302,364)       (154,711)            (165)        (19,098)          (10,577)         (1,338)
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

                Total deductions                                    (107,907,638)    (61,512,291)     (10,289,424)     (7,360,099)      (15,165,246)     (5,319,943)
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

Net increase (decrease) prior to interfund transfers                (196,432,709)    (32,145,760)      79,065,201      32,151,234        32,647,153      52,317,336

Net interfund transfers in (out):
     Loans issued                                                     (8,727,850)     (1,967,085)      (8,669,403)     (1,949,443)       (1,686,903)       (782,145)
     Loans repaid                                                      9,620,534       1,750,187          720,791       1,898,644         1,324,393         817,394
     Other transfers                                                 (91,511,562)     42,897,531      (23,451,088)     26,808,641         9,872,620      31,057,181
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

                                                                     (90,618,878)     42,680,633      (31,399,700)     26,757,842         9,510,110      31,092,430
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

                Net increase (decrease)                             (287,051,587)     10,534,873       47,665,501      58,909,076        42,157,263      83,409,766

Net assets available for plan benefits:
     Beginning of year                                             1,419,216,545     382,827,956       19,991,602     103,719,190       185,762,333      47,132,904
                                                                 ----------------- ---------------  ---------------  --------------  ---------------- ---------------

     End of year                                              $    1,132,164,958     393,362,829       67,657,103     162,628,266       227,919,596     130,542,670
                                                                 ================= ===============  ===============  ==============  ================ ===============

(Continued)

                                                            Fidelity      Fidelity        Fidelity         INVESCO         Fidelity
                                                            Emerging     Diversified      Growth &          Total           U. S. Bond     Participant
                                                            Markets      International     Income           Return           Index            Loan
                                                              Fund          Fund            Fund             Fund            Fund             Fund            Total
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

Additions to net assets attributed to:
     Net investment income (loss) from the Savings
       Plan Trust                                      $   1,398,410      9,459,381       4,272,328          (449,779)       (200,516)          ----        20,937,242

     Contributions:
       Employee contributions                                426,314      1,105,750       3,799,607         2,761,320         948,146           ----        67,265,001
       Employer contributions                                   ----           ----            ----              ----            ----           ----        25,597,107
       Transfer of assets from Duracell Inc. Thrift Plan        ----           ----            ----              ----            ----           ----            54,496
       Rollover  contributions  from  Duracell  Inc. Cash       ----           ----            ----              ----            ----           ----        84,824,211
       Balance Plan
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

               Total additions                             1,824,724     10,565,131       8,071,935         2,311,541         747,630           ----        198,678,057
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

Deductions from net assets attributed to:
     Benefit payments                                         (56,576)    (1,092,395)     (5,460,278)      (4,392,101)     (3,245,900)      (2,192,562)    (223,506,200)
     Forfeitures                                                  ----        (4,187)           (994)          (7,076)            (85)             ----        (500,595)
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

               Total deductions                               (56,576)    (1,096,582)     (5,461,272)      (4,399,177)     (3,245,985)      (2,192,562)    (224,006,795)
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

Net increase (decrease) prior to interfund transfers        1,768,148      9,468,549       2,610,663        (2,087,636)     (2,498,355)      (2,192,562)     (25,328,738)

Net interfund transfers in (out):
     Loans issued                                             (21,882)      (114,162)       (281,237)        (499,025)       (114,555)       24,813,690              ----
     Loans repaid                                              41,704        107,921         464,021       (8,116,935)      1,637,203              ----              ----
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

                                                            1,927,978      3,320,107       5,754,689       (8,152,370)      1,662,001         7,465,158              ----
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

               Net increase (decrease)                      3,696,126     12,788,656       8,365,352       (10,240,006)      (836,354)        5,272,596      (25,328,738)

Net assets available for plan benefits:
     Beginning of year                                        866,074     17,018,056      35,729,934        68,151,982     17,733,532        33,426,603    2,331,576,711
                                                          ------------- --------------  --------------  ---------------  --------------  --------------- ----------------

     End of year                                       $    4,562,200     29,806,712      44,095,286        57,911,976     16,897,178        38,699,199    2,306,247,973

                                                          ============= ==============  ==============  ===============  ==============  =============== ================

(6)    Investments

       Investments of the Savings Plan Trust are held in trust by Fidelity  Management  Trust Company.  The plans  participating in the
       Savings Plan Trust are The  Gillette  Company  Employees´  Savings Plan and The  Gillette  Company  Savings Plan for  Janesville
       Business-to-Business  Collectively  Bargained Employees.  Trust income is allocated ratably between the plans in accordance with the assets of each plan  invested in the trust.  The net assets of the Savings  Plan Trust at December  31, 2000 and 1999 are as
       follows:

                                                                             2000                    1999
                                                                      --------------------    --------------------
                                                                      --------------------    --------------------

                Investments, at fair value:
                  Marketable securities:
                     Gillette common stock                        $        970,541,433           1,134,382,567
                  Registered investment companies:
                     Fidelity Short-term Investment Fund                    31,289,710              20,704,765
                     Fidelity Retirement Government Money
                       Market Portfolio                                     51,965,990              67,770,621
                     Fidelity Magellan Fund                                144,065,103             164,098,622
                     Fidelity U.S. Equity Index Portfolio                  183,705,815             231,880,545
                     Fidelity Growth Company Fund                          151,188,654             131,816,480
                     Fidelity Emerging Markets Fund                          3,606,892               4,619,928
                     Fidelity Diversified International Fund                28,125,992              29,877,051
                     Fidelity Growth & Income Fund                          40,564,587              44,456,629
                     INVESCO Total Return Fund                              42,890,820              58,825,435
                     Fidelity U.S. Bond Index Fund                          15,894,729              16,933,455
                  Investment contracts, at contract value                  349,035,041             375,192,973
                  Participant loans, at cost                                34,603,591              38,812,846
                                                                      --------------------    --------------------
                                                                      --------------------    --------------------

                         Total investments                               2,047,478,357           2,319,371,917
                                                                      --------------------    --------------------
                                                                      --------------------    --------------------

                         Total investments and net assets         $      2,047,478,357           2,319,371,917
                                                                      ====================    ====================
                                                                      ====================    ====================

                Assets allocated to The Gillette Company
                  Savings Plan for Janesville
                  Business-to-Business Collectively Bargained
                  Employees                                       $          9,777,212              13,123,944
                                                                      --------------------    --------------------
                                                                      --------------------    --------------------

                Assets allocated to The Gillette Company
                  Employees´ Savings Plan                         $      2,037,701,145           2,306,247,973
                                                                      ====================    ====================

       The aggregate fair value of investment contracts was $350,636,244 at December 31, 2000.

       The  statements  of changes in net  assets of the  Savings  Plan  Trust for the years  ended  December 31,  2000 and 1999 are as follows:

                                                                                 2000                   1999
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                Employee contributions                               $          64,743,964             67,891,415
                Employer contributions                                          25,269,848             25,769,417
                Investment income:
                  Net appreciation (depreciation) on fair value of
                     investments:
                       Gillette common stock                                  (137,276,488)          (158,603,983)
                       Fidelity Magellan Fund                                  (20,505,350)            16,508,578
                       Fidelity U.S. Equity Index Portfolio                    (21,328,876)            36,657,461
                       Fidelity Growth Company Fund                            (29,705,221)            43,484,555
                       Fidelity Emerging Markets Fund                           (1,968,025)             1,407,735
                       Fidelity Diversified International Fund                  (4,376,093)             8,414,228
                       Fidelity Growth & Income Fund                            (4,567,332)               949,119
                       INVESCO Total Return Fund                                (4,718,760)            (4,527,802)
                       Fidelity U.S. Bond Index Fund                               522,415             (1,570,500)
                  Dividends                                                     51,262,322             52,546,774
                  Interest                                                      26,112,303             27,122,389
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------
                         Net investment income (loss)                         (146,549,105)            22,388,554

                Transfer of assets from Duracell Inc. Thrift Plan                      ---                 54,496
                Rollover contributions from Duracell Inc. Cash
                  Balance Plan                                                         ---             84,824,211
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                         Total additions                                       (56,535,293)           200,928,093
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                Benefit payments                                               214,973,056            224,119,714
                Forfeitures                                                        385,211                513,355
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                         Total deductions                                      215,358,267            224,633,069
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                         Net decrease in assets                               (271,893,560)           (23,704,976)

                  Net assets:
                   Beginning of year                                         2,319,371,917          2,343,076,893
                                                                          -------------------    -------------------
                                                                          -------------------    -------------------

                   End of year                                       $       2,047,478,357          2,319,371,917
                                                                          ===================    ===================

(7)    Unit Valuation

       Participants´  accounts are maintained on a “unit value” basis. The total units used in valuing  participants´  accounts and the per unit values at December 31, 1999 and the four quarters ended December 31, 2000 are as follows:

                                      Gillette Company Stock         Fixed Income Fund           Fidelity Retirement
                                                                                               Government Money Market
                                               Fund                                                   Portfolio
                                    ---------------------------  --------------------------   ---------------------------
                                    ---------------------------  ----------------  --------   ---------------------------
                                        Units          Value          Units         Value         Units         Value
                                    ---------------  ----------  ----------------  --------   --------------  -----------
                                    ---------------              ----------------             --------------

         December 31, 1999           27,488,072    $     41.19    393,362,829    $     1.00      67,657,103 $     1.00
         March 31, 2000              27,380,901          37.68    377,272,823          1.00      62,570,847       1.00
         June 30, 2000               27,022,910          34.93    373,168,988          1.00      52,817,248       1.00
         September 30, 2000          27,111,384          30.87    373,916,587          1.00      51,640,083       1.00
         December 31, 2000           26,824,092          36.12    378,498,112          1.00      51,898,545       1.00

                                                                   Fidelity U.S. Equity        Fidelity Growth Company
                                      Fidelity Magellan Fund          Index Portfolio                    Fund
                                    ---------------------------  --------------------------   ---------------------------
                                    ---------------------------  --------------------------   ---------------------------
                                        Units          Value          Units         Value         Units         Value
                                    ---------------  ----------  ----------------  --------   --------------  -----------
                                    ---------------              ----------------             --------------

         December 31, 1999            1,190,282    $    136.63      4,375,496    $    52.09       1,548,549 $    84.30
         March 31, 2000               1,163,107         143.25      4,031,573         53.12       1,812,529      98.99
         June 30, 2000                1,171,521         134.63      3,993,331         51.57       1,862,663      90.89
         September 30, 2000           1,167,852         133.84      3,915,222         50.93       1,856,328      93.35
         December 31, 2000            1,198,403         119.30      3,859,804         46.81       2,100,312      71.43

                                    Fidelity Emerging Markets      Fidelity Diversified        Fidelity Growth & Income
                                               Fund                 International Fund                   Fund
                                    ---------------------------  --------------------------   ---------------------------
                                    ---------------------------  --------------------------   ---------------------------
                                        Units          Value          Units         Value         Units         Value
                                    ---------------  ----------  ----------------  --------   --------------  -----------
                                    ---------------              ----------------             --------------

         December 31, 1999              379,551    $     12.02      1,163,416    $    25.62         935,015 $    47.16
         March 31, 2000                 518,280          12.21      1,196,490         25.69         858,738      47.31
         June 30, 2000                  498,357          10.97      1,203,766         24.65         837,858      47.31
         September 30, 2000             441,858           9.35      1,207,765         23.87         888,766      44.81
         December 31, 2000              444,657           8.03      1,280,098         21.94         957,790      42.10

                                                                 Fidelity U.S. Bond Index
                                    INVESCO Total Return Fund              Fund
                                    ---------------------------  --------------------------
                                    ---------------------------  --------------------------
                                        Units          Value          Units         Value
                                    ---------------  ----------  ----------------  --------
                                    ---------------              ----------------

         December 31, 1999            1,999,723    $     28.96      1,658,212    $    10.19
         March 31, 2000               1,734,839          27.78      1,278,616         10.25
         June 30, 2000                1,653,220          27.11      1,296,304         10.23
         September 30, 2000           1,592,577          27.13      1,315,747         10.35
         December 31, 2000            1,597,796          26.43      1,496,679         10.59

(8)    Participation by Fund

       The total number of plan participants in each of the investment funds on December 31, 2000 and 1999 are as follows:

                                                                          2000                 1999
                                                                     ----------------    -----------------
                                                                     ----------------    -----------------

          Gillette Company Stock Fund                                      14,033               14,121
          Fixed Income Fund                                                 5,928                6,449
          Fidelity Retirement Government Money Market Portfolio             3,057                3,404
          Fidelity Magellan Fund                                            7,194                7,112
          Fidelity U.S. Equity Index Portfolio                              6,302                6,713
          Fidelity Growth Company Fund                                      5,296                4,257
          Fidelity Emerging Markets Fund                                      852                  628
          Fidelity Diversified International Fund                           2,517                2,275
          Fidelity Growth & Income Fund                                     2,805                2,718
          INVESCO Total Return Fund                                         3,434                3,916
          Fidelity U.S. Bond Index Fund                                     1,206                1,189

       The numbers shown above reflect the fact that participants may elect to invest in more than one fund.

(9)    Administrative Expenses

       The Company bears all trustee and  administrative  costs of maintaining  the Plan and investment  expenses  associated  with the
       Fixed Income Fund and the Gillette  Company  Stock Fund.  Investment  expenses  associated  with the Fidelity and INVESCO  funds offered as investment options under the Plan are deducted from the assets of each of those funds.

(10)   Income Taxes

       A favorable tax  determination  letter was received from the Internal Revenue Service on July 19, 1994 stating that the existing
       Plan and its  underlying  trust  qualified  under section  401(a) of the Internal  Revenue Code of 1986 (the “Code”) as a profit sharing plan,  and is exempt from federal  income  taxes.  Further,  the features of the Plan  relating to tax deferred  savings qualified under section 401(k) of the Code. The Plan has been amended since receiving the  determination  letter.  However,  the
       Plan  administrator  and the Plan´s tax advisor  believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(11)   Plan Merger and Termination of Duracell Inc. Plans

       The Duracell Inc. Thrift Plan (“Duracell Plan”) was merged into the Plan effective  December 31, 1998. The financial  statements reflected the plan merger as of December 31, 1998, the effective date of the  transaction.  On the effective date,  $232,579,430 of the  $235,469,789  of the net assets  attributable to the  participants  of the Duracell Plan was transferred  into the Plan.
       The  remaining  $2,890,395 of net assets from the Duracell Plan was  transferred  in January 1999 and was a receivable  from the
       Duracell Plan at December 31, 1998.  Subsequently,  an additional  $54,496 of net assets from the Duracell Plan was  transferred in August 1999 to the Plan which was not reflected as a receivable from the Duracell Plan at December 31, 1998.

       Additionally,  the Duracell Inc. Cash Balance Plan was terminated  effective  January 1, 1999. During the first quarter of 1999, rollover contributions of certain Duracell Inc. Cash Balance Plan participants totaling $84,824,211 were made to the Plan.

(12)   Cash Advance to the Plan Trustee

       The Company has  deposited  with the Plan trustee a cash advance to provide  liquidity  to the  Gillette  Company  Stock Fund in order to make  distributions,  loans and  transfers  from the Fund on a timely  basis.  Any  interest  earned on the  balance is allocated to participant  accounts within the Gillette  Company Stock Fund. The  outstanding  balance of the cash advance to the trustee as of December 31, 2000 and 1999 was $1,500,000.

(13)   Subsequent Events

       The Plan was amended on February  15, 2001,  such that  effective  July 1, 2001,  the Company  will  contribute  $1 for every $1 contributed by the employee as matched  savings up to 5% of the employee´s  compensation  and $.20 for every  $1 contributed  by the employee as matched savings in excess of 5%.

       Effective  January 1, 2001, the Invesco Total Return Fund was closed to new investments and all remaining  balances on March 30,
       2001 were  transferred to the Vanguard  Balanced Index Fund.  The following new investment  fund offerings were added  beginning
       January 1, 2001.

             Vanguard Balanced Index Fund
             Washington Mutual Investors Fund
             PIMCO Mid Cap Fund – Institutional
             John Hancock Small Cap Growth Fund – Class A